ECOSYSTEM CORPORATION
5950 Shiloh Road East, Suite N
Alpharetta, GA 30005

March 14, 2011

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:     Ecosystem Corporation
Form 10-K, Amendment 2 for Fiscal Year Ended December 31, 2008 and filed July 8, 2010
10-K, Amendment 1 for Fiscal Year Ended December 31, 2009 and filed May 24, 2010
File No. 0-32143

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated February 14 4, 2011.  My staff is preparing a response to the comments in your letter, but will require additional time in order to complete the response.  We expect to submit our response on or before Friday, March 18.

Sincerely,

/s/ Kevin Kreisler

Kevin Kreisler
Chief Executive Officer